Exhibit 99.2

EXPLANATION TO THE AGENDA

Explanation to the agenda for the annual general meeting of shareholders of AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated in the Netherlands with corporate seat in Amsterdam and Dutch trade register number 34251954 (the “Company”) to be held on Friday May 5, 2017 at 9:30 a.m. (Amsterdam time) at Stationsplein 965, 1117 CE Schiphol, The Netherlands.

Agenda item 2 (for discussion):

The Dutch Civil Code requires the Board of Directors to prepare a report with respect to, among other things, the business of the Company and the conduct of its affairs during the preceding financial year. In accordance with Dutch law and the articles of association of the Company, a summary of the contents of the report of the Board of Directors for the financial year 2016 will be discussed at the annual general meeting of shareholders.

Due to the international nature of the Company’s business, the report of the Board of Directors for the financial year 2016 has been prepared in the English language, which is permitted under Article 2:391(1) of the Dutch Civil Code, subject to approval by the Company’s general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years.

Agenda item 3 (for discussion):

The Dutch Civil Code requires that the statements in the explanatory notes to the annual accounts made pursuant to Articles 2:383c through e of the Dutch Civil Code, regarding the remuneration of the directors and employees of the Company, shall be included as a separate item on the agenda for the annual general meeting of shareholders and be discussed prior to the adoption of the annual accounts. For purposes of such discussion, reference is made to the relevant sections of the Company’s annual accounts and the related statements in the report of the Board of Directors.

Agenda item 4 (voting item):

The Dutch Civil Code requires the preparation of the Company’s annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, together with the explanatory notes thereto. Under Article 2:406 of the Dutch Civil Code, the annual accounts consist of the annual accounts of the Company on an unconsolidated basis and the consolidated accounts of the Company and its subsidiaries.

AGM 2017 - Explanation to the Agenda

Due to the international nature of the Company’s business, the annual accounts have been prepared in the English language, which is permitted under article 2:362 of the Dutch Civil Code, subject to approval by the Company’s general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years.

Agenda item 5 (for discussion):

The Board of Directors has determined that the entire 2016 profit shall be reserved and that no profits be distributed as dividends to the shareholders. Pursuant to the articles of association of the Company, the decision to reserve profits is at the discretion of the Board of Directors. The Board of Directors continues to believe that it is in the best interests of the Company to reserve all profits, although this policy may be reconsidered in the future. Any reconsideration of this policy will depend on future earnings and capital needs, and the Company’s operating and financial condition, among other factors that the Board of Directors may deem relevant.

The Board of Directors is constantly assessing the best use of the Company’s capital, whether it be asset purchases, deleveraging and/or return of capital to the Company’s shareholders through share repurchases and/or dividend payments, if any. In 2016, the Company repurchased approximately 25 million of its own shares. Further share repurchases were completed since January 1, 2017. The Company recently announced a new share repurchase program, which will run through June 30, 2017 and will allow additional share repurchases of up to US$ 350 million until such date. The timing of repurchases and the exact number of shares to be repurchased will - within the scope of the authorisations granted by the Company’s general meeting of shareholders in this respect - be determined by the Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Agenda item 6 (voting item):

It is proposed to release the directors (leden raad van bestuur) from liability (kwijting verlenen aan) with respect to their management during the 2016 financial year. Such release only applies to matters that are disclosed in the annual accounts or have otherwise been disclosed to the Company’s general meeting of shareholders prior to the resolution to release.

Agenda item 7a (voting item):

It is proposed that Mr. Michael G. Walsh be appointed as Non-Executive Director of the Company for a period of four years with immediate effect. His term of appointment will end at the close of the Company’s 2021 annual general meeting of shareholders.

AGM 2017 - Explanation to the Agenda

Mr. Walsh is currently a Non-Executive Director of NS Financial Services (Holdings) Limited, an international train leasing and financing company, which is a wholly owned subsidiary of NS Groep, the state railway company of the Netherlands and, until the end of 2017, of KIRK Aviation A/S, a Danish company which manages the aviation investments of KIRK Kapital A/S, which is an investment company owned by the Kirk Johansen family. He previously served as a Non-Executive Director, including Chairman, of a number of companies which finance and lease aircraft and trains throughout the world. Mr. Walsh has over twenty-five years’ experience as a Non-Executive Director, senior executive and commercial lawyer in the aircraft leasing and financing industry. In 1989, he joined GPA Group plc, the aircraft leasing and financing company, and held a number of senior management positions, including General Counsel. Following the acquisition of GPA by debis AirFinance in 2000, Mr. Walsh was appointed General Counsel of debis AirFinance and held that position until 2002. From 2003 to 2005, he served as Chief Legal Officer of Bord Gais Eireann, the Irish gas utility. From 1986 to 1989, he was a diplomat in the Irish Diplomatic Service. Mr. Walsh is a barrister and a law graduate of University College Cork in Ireland.

The Board of Directors believes that the Company would greatly benefit from the appointment of Mr. Walsh.

Agenda item 7b (voting item):

It is proposed that Mr. James A. Lawrence be appointed as Non-Executive Director of the Company for a period of four years with immediate effect. His term of appointment will end at the close of the Company’s 2021 annual general meeting of shareholders.

Mr. Lawrence is currently Chairman of Great North Star LLC, a private investment firm. Recently he partnered with JANA Partners in an investment in ConAgra Foods. Previously, Mr. Lawrence served as Chairman of Rothschild North America and earlier as Chief Executive Officer of Rothschild North America and as co-head of global investment banking at Rothschild from 2010 to 2015. Prior to Rothschild, Mr. Lawrence was the Chief Financial Officer of Unilever and he served as Executive Director on the boards of Unilever NV and Unilever PLC. He joined Unilever in 2007 after serving as the Vice Chairman and Chief Financial Officer of General Mills for 9 years. Prior to General Mills, Mr. Lawrence was the Executive Vice President and Chief Financial Officer of Northwest Airlines from 1996 to 1998, and before that Mr. Lawrence was a division President at PepsiCo, serving as CEO of Pepsi-Cola Asia, Middle East, Africa from 1992 to 1996. In 1983, he cofounded The LEK Partnership, a corporate strategy and merger/acquisition firm, headquartered in London. Before that he was a Partner of Bain and Company having opened their London and Munich offices. Prior to that, he worked for The Boston Consulting Group. Mr. Lawrence is currently a Non-Executive Director of Avnet Inc., Smurfit Kappa Group and, until 2018, IAG (International Consolidated Airlines Group). His aviation industry experience dates from 1990, and it includes, in addition to being the Chief Financial Officer of Northwest Airlines, serving on the boards of Continental Airlines, TWA, Mesaba, British Airways. Since 1990, Mr. Lawrence has served on 16 public company boards, several private company boards and numerous non-profit boards. Mr. Lawrence earned a Bachelor of Arts in Economics from Yale University and an MBA with distinction from Harvard Business School.

AGM 2017 - Explanation to the Agenda

The Board of Directors believes that the Company would greatly benefit from the appointment of Mr. Lawrence.

Agenda item 7c (voting item):

It is proposed that Mr. Salem R.A.A. Al Noaimi be re-appointed as Non-Executive Director of the Company for a period of one year with immediate effect. His renewed term of appointment will end at the close of the Company’s 2018 annual general meeting of shareholders.

Mr. Al Noaimi has been a Non-Executive Director of the Company since 2011. Mr. Al Noaimi is also Waha Capital’s Chief Executive Officer and Managing Director, responsible for leading Waha Capital’s overall strategy across its business lines. He has served as Waha’s CEO over the past eight years, with previous roles including Deputy CEO of Waha, and CEO of Waha Leasing. Earlier in his career, Mr. Al Noaimi held various positions at Dubai Islamic Bank, the UAE Central Bank, the Abu Dhabi Fund for Development and Kraft Foods. He chairs and sits on the Board of a number of companies, including Abu Dhabi Ship Building, Dunia Finance, Anglo Arabian Healthcare, Al Dhafra Insurance Company and Bahrain’s ADDAX Bank. Mr. Al Noaimi is a UAE national with a degree in Finance and International Business from Northeastern University in Boston.

The Board of Directors believes Mr. Al Noaimi is an eminent Non-Executive Director and that the Company would greatly benefit from his continued service.

Agenda item 7d (voting item):

It is proposed that Mr. Homaid A.A.M. Al Shimmari be re-appointed as Non-Executive Director of the Company for a period of one year with immediate effect. His renewed term of appointment will end at the close of the Company’s 2018 annual general meeting of shareholders.

Mr. Al Shimmari has been a Non-Executive Director of the Company since 2011. Mr. Al Shimmari is also the Chief Executive Officer of Mubadala Aerospace & Engineering Services and member of the Investment Committee at Mubadala. He holds prominent roles with key aerospace, communications technology, defense and energy companies and organizations, including Chairman of Emirates Defence Industries Company (EDIC), Maximus Air Cargo, Abu Dhabi Autonomous Systems Investment (ADASI) and Abu Dhabi Ship Building, and currently holds board positions with Mubadala Petroleum, Masdar, Global Foundries, Abu Dhabi Aviation, Royal Jet, du-Emirates Integrated Telecommunications Company PJSC and SR Technics Holdco 1 GmbH. Mr. Al Shimmari is also a Board Member of the UAE University Board of Trustees and Chairman of the Advisory Board of Etihad Airways Engineering LLC. Before joining Mubadala, Mr. Al Shimmari was a Lieutenant Colonel in the UAE Armed Forces serving in the areas of military aviation, maintenance, procurement and logistics. Mr. Al Shimmari holds a Bachelor of Science in Aeronautical Engineering from Embry Riddle Aeronautical University in Daytona Beach, Florida, and holds a black belt in six sigma from General Electric, a highly disciplined leadership program.

AGM 2017 - Explanation to the Agenda

The Board of Directors believes Mr. Al Shimmari is an eminent Non-Executive Director and that the Company would greatly benefit from his continued service.

Agenda Item 7e (voting item):

It is proposed that Mr. James N. Chapman be re-appointed as Non-Executive Director of the Company for a period of one year with immediate effect. His renewed term of appointment will end at the close of the Company’s 2018 annual general meeting of shareholders.

Mr. Chapman has been a Non-Executive Director of the Company since 2006. Mr. Chapman also serves as a Non-Executive Advisory Director of SkyWorks Capital, LLC, an aviation and aerospace management consulting services company based in Greenwich, Connecticut, which he joined in December 2004. Prior to SkyWorks, Mr. Chapman joined Regiment Capital Advisors, an investment advisor based in Boston specializing in high yield investments, which he joined in January 2003. Prior to Regiment, Mr. Chapman was a capital markets and strategic planning consultant and worked with private and public companies as well as hedge funds (including Regiment) across a range of industries. Mr. Chapman was affiliated with The Renco Group, Inc. from December 1996 to December 2001. Prior to Renco, Mr. Chapman worked in the financial services industry at Fieldstone Private Capital Group from 1990 through 1996 and Bankers Trust Company from 1985 through 1990. Presently, Mr. Chapman serves as a member of the Board of Directors of Arch Coal, Inc., Tembec Inc. and Tower International, Inc. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected as an Edward Tuck Scholar. He received his BA, with distinction, magna cum laude, from Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar.

The Board of Directors believes Mr. Chapman is an eminent Non-Executive Director and that the Company would greatly benefit from his continued service.

AGM 2017 - Explanation to the Agenda

Agenda Item 7f (voting item):

It is proposed that Mr. Marius J.L. Jonkhart be re-appointed as Non-Executive Director of the Company for a period of one year with immediate effect. His renewed term of appointment will end at the close of the Company’s 2018 annual general meeting of shareholders.

Mr. Jonkhart has been a Non-Executive Director of AerCap since 2006. He is also a member of the Supervisory Boards of Ecorys Holding, Orco Bank International and Tata Steel Nederland. He was previously the Chief Executive Officer of De Nationale Investeringsbank (NIBC) and the Chief Executive Officer of NOB Holding. He also served as the Director of monetary affairs of the Dutch Ministry of Finance. In addition, he has been a professor of finance at Erasmus University Rotterdam. He has served as a member of a number of Supervisory Boards, including the Supervisory Boards of BAWAG PSK Bank, Staatsbosbeheer, Connexxion Holding, European Investment Bank, Bank Nederlandse Gemeenten, Postbank, NPM Capital, Kema, AM Holding and De Nederlandsche Bank. He has also served as a Non-Executive Director of Aozora Bank, Chairman of the Investment Board of ABP Pension Fund and several other funds. Mr. Jonkhart holds a Master’s degree in Business Administration, a Master’s degree in Business Economics and a PhD in Economics from Erasmus University Rotterdam.

The Board of Directors believes Mr. Jonkhart is an eminent Non-Executive Director and that the Company would greatly benefit from his continued service.

Agenda item 8 (voting item):

A person appointed in accordance with article 16, paragraph 8 of the Company’s articles of association shall be temporarily responsible for the management of the Company in case all directors are absent or prevented from acting.

It is proposed to appoint Mr. Peter L. Juhas as the person referred to in article 16, paragraph 8 of the Company’s articles of association.

Mr. Peter L. Juhas assumed the position of Deputy Chief Financial Officer of the Company in 2015. On December 19, 2016, the Company announced through a press release that he will become Chief Financial Officer of the Company in 2017. Prior to joining the Company, Mr. Juhas was the global head of strategic planning at AIG, where he led the sale of ILFC to the Company in 2013. Prior to joining AIG, Mr. Juhas fulfilled senior positions at Morgan Stanley, where he led the Company’s initial public offering in 2006. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell LLP, the New York law firm.

AGM 2017 - Explanation to the Agenda

Agenda item 9 (voting item):

The registered accountant examines the annual accounts of the Company. Article 2:393 of the Dutch Civil Code stipulates that the general meeting of shareholders is authorized to appoint the registered accountant for the audit of the Company’s annual accounts. It is proposed to appoint PricewaterhouseCoopers Accountants N.V. for the audit of the Company’s annual accounts for the financial year 2017.

Agenda item 10:

Under Dutch law and article 4, paragraph 1 of the Company’s articles of association, the Company’s general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company. On such designation, the number of shares that may be issued, must be specified. Under Dutch law and article 5, paragraph 3 of the Company’s articles of association, the Company’s general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve to limit or exclude pre-emptive rights. Both designations shall only be valid for a specified period of not more than five (5) years and may from time to time be extended with a period of not more than five (5) years. In Dutch corporate practice, a period of eighteen (18) months is customary.

Agenda item 10a (voting item):

It is proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company, for a period of eighteen (18) months from the date of this annual general meeting of shareholders, and provided that the aggregate number of shares that may be issued and rights that may be granted pursuant to this authorization shall not exceed 10% of the issued share capital at the date of such authorization (May 5, 2017).

The Board of Directors may use the authorization pursuant to this agenda item 10a for any purpose as it deems fit.

Agenda item 10b (voting item):

It is furthermore proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board of Directors pursuant to agenda item 10a, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.

AGM 2017 - Explanation to the Agenda

A resolution of the Company’s general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 10c (voting item):

It is proposed to further authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of additional shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of additional rights to subscribe for shares in the capital of the Company, for a period of eighteen (18) months from the date of this annual general meeting of shareholders, and provided that:
a)
the aggregate number of shares that may be issued and rights that may be granted pursuant to this further authorization shall not exceed 10% of the issued share capital at the date of such authorization (May 5, 2017); and

b)	the shares that may be issued and rights that may be granted pursuant to this further authorization may only be used in connection with mergers and/or the acquisition of a business or a company.

If approved, the authorizations proposed under agenda items 10a and 10c will together allow the Board of Directors to resolve upon the issuance of shares in the capital of the Company, and the granting of rights to subscribe for shares in the capital of the Company, up to a maximum of 20% of the Company’s issued share capital at the date of such authorizations (May 5, 2017). In case of a merger or an acquisition of a business or a company as referred to under b), the Board of Directors may resolve to first use the authorization pursuant to agenda item 10c and secondly, if needed, use the authorization pursuant to agenda item 10a.

Agenda item 10d (voting item):

It is proposed to further authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board of Directors pursuant to agenda item 10c, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.

AGM 2017 - Explanation to the Agenda

A resolution of the Company’s general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 11:

Under article 6, paragraph 1 of the Company’s articles of association and in accordance with Dutch law, the Company may, subject to certain Dutch statutory provisions, acquire and hold up to half of the Company’s issued share capital. Any such acquisitions are subject to the authorization of the general meeting of shareholders, which authorization shall be valid for no more than eighteen (18) months. The general meeting of shareholders has most recently granted the abovementioned authorization at the 2016 annual general meeting of shareholders.

Agenda item 11a (voting item):

It is proposed to authorize the Board of Directors for a period of eighteen (18) months from the date of this annual general meeting of shareholders, to acquire the Company’s own shares up to 10% of the issued share capital at the date of such authorization (May 5, 2017), whether through purchases on the stock exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:
(1)
the closing price of the Company’s shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board of Directors, (x) the acquisition of such shares (“Acquisition”) is effected or (y) the binding commitments (through contract, tender offer or otherwise) with respect to an Acquisition (“Binding Commitments”) are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)
the price of the Company’s shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or

(3)
in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as determined by the Board of Directors, of the Company’s shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement,

AGM 2017 - Explanation to the Agenda

provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10%.

Agenda item 11b (voting item):

It is proposed to further authorize the Board of Directors for a period of eighteen (18) months from the date of this annual general meeting of shareholders, to acquire the Company’s own shares up to an additional 10% of the issued share capital at the date of such authorization (May 5, 2017), whether through purchases on the stock exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:
(1)
the closing price of the Company’s shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case outside opening hours of the New York Stock Exchange; or

(2)
the price of the Company’s shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board of Directors, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or

(3)
in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as determined by the Board of Directors, of the Company’s shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement, provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10% (and that the authorization pursuant to this agenda item 11b shall thus be conditional upon cancellation of shares pursuant to agenda item 12).

If approved, the authorizations proposed under agenda items 11a and 11b will together allow the Company to acquire up to a maximum of 20% of its issued share capital, if applicable subject to cancellation of shares in accordance with agenda item 12. The Company may repurchase and acquire such shares at any time during the period of eighteen (18) months, starting from May 5, 2017. Repurchased shares may be cancelled with regularity, provided that the general meeting of shareholders adopts the proposal under agenda item 12.

Agenda item 12 (voting item):

It is proposed by the Board of Directors to reduce the Company’s issued share capital through cancellation of shares that may be acquired by the Company during the period of eighteen (18) months from the date of this annual general meeting of shareholders, pursuant to the authorizations to repurchase shares, as outlined under agenda item 11, or otherwise.

AGM 2017 - Explanation to the Agenda

Pursuant to article 7 of the Company’s articles of association, the general meeting of shareholders may resolve to reduce the issued share capital of the Company by cancelling shares, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law.

The number of shares to be cancelled following this resolution will be determined by the Board of Directors or the Company’s Chief Executive Officer. The cancellation may be executed in one or more tranches.

The capital reduction will enable the Company to further improve its equity structure and shall take place with due observance of the applicable provisions of Dutch law and the Company’s articles of association.

A resolution of the general meeting of shareholders to cancel the Company’s shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

The Board of Directors
March 22, 2017

AGM 2017 - Explanation to the Agenda